UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             BCAM International, Inc
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                                     055293104
                                 (CUSIP Number)

                                October 30, 1998
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 055293104

1        Names of Reporting Persons or
         S.S. or I.R.S. Identification Nos. of Above Person

                  Kirr, Marbach & Company, LLC

2        Check the Appropriate Box                   (a) [ ]
         if a Member of a Group                      (b) [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Indiana

NUMBER OF                  5        Sole Voting Power
SHARES
BENEFICIALLY                1,488,500
OWNED BY
EACH                       6        Shared Voting Power
REPORTING
PERSON WITH                            0

                           7        Sole Dispositive Power

                                      1,488,500

                           8        Shared Dispositive Power

                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,488,500  [includes  700,000  shares  that may be  acquired  upon the exercise of warrants]

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                  Not Applicable

11       Percent of Class Represented by Amount in Row (9)

                  7.0%

12       Type of Reporting Person

                  IA

     This Amendment No. 1 to Schedule 13G is being filed to report (a) a decrease of beneficial ownership in excess of five percent and (b) that three of the four Reporting Persons in the group that filed the original Schedule 13G (namely, David M. Kirr, Terry B. Marbach and Gregg T. Summerville) no longer beneficially own any securities of the Issuer.

Item 1 (a)        Name of Issuer:

                           BCAM International, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                           1800 Walt Whitman Road
                           Melville, NY 11747

Item 2 (a)        Name of Person Filing:

                           Kirr, Marbach & Company, LLC ("Kirr Marbach"), a registered investment adviser, which is the managing general partner of three investment limited partnerships that hold securities of the Issuer.

Item 2 (b) Address of Principal Business Office, or if none, Residence:

                           The business address of Kirr Marbach and each of its members is 621 Washington Street, Columbus, IN 47201

Item 2 (c)        Citizenship:

                           Kirr Marbach is a limited liability company organized under the laws of the State of Indiana.

Item 2 (d)        Title of Class of Securities:

                           Common Stock, $0.01 Par Value (the "Common Stock")

Item 2 (e)        CUSIP Number:

                           055293104

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

        A.    [ ]     Broker or Dealer registered under Section 15 of the Act

        B.    [ ]     Bank as defined in section 3(a)(6) of the Act

        C.    [ ]     Insurance Company as defined in section 3(a)(19) of the
                      Act

        D.    [ ]     Investment company registered under section 8 of the
                      Investment Company Act

        E.    [ ]     An investment adviser in accordance with Section
                      240.13d-1(b)(1)(1)(ii)(E)

        F.    [ ]     An Employee benefit plan or endowment fund in accordance
                      with Section 240.13d-1(b)(1)(ii)(F)

        G.    [ ]     A parent holding company or control person in accordance
                      with Section 240.13d-1(b)(ii)(G)

        H.    [ ]     A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act

        I.    [ ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

        J.    [x]     Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

                      If this statement is being filed pursuant to Section 240.13d-1(c), check this box [x]

Item 4   Ownership:

         Item 4 (a) Amount Beneficially Owned:

         1,488,500 [includes 700,000 shares that may be acquired upon the exercise of warrants]

         Item 4 (b) Percent of Class:

         7.0%

         Item 4(c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:

             (ii)  shared power to vote or to direct the vote:

             (iii) sole  power  to  dispose  or  to  direct  the
                   disposition of:

             (iv) shared power to dispose or to direct the disposition of:

               The information on the cover page (page 2) is incorporated by reference.

Item 5 Ownership of Five Percent or less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8 Identification and Classification of Members of the Group:

          Not Applicable.

Item 9 Notice of Dissolution of Group:

          Not Applicable.

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 1998

                                    KIRR MARBACH & COMPANY, LLC

                                    By  /s/ Mickey Kim
                                        --------------------
                                        Mickey Kim

                                        Member
                                        --------------------
                                        Title

                                        /s/ David M. Kirr
                                        --------------------
                                        David M. Kirr


                                        /s/ Terry B. Marbach
                                        --------------------
                                        Terry B. Marbach


                                        /s/ Gregg T. Summerville
                                        --------------------
                                        Gregg T. Summerville